Filed by The Ether Machine, Inc.

pursuant to Rule 425 under the Securities Act of 1933, as amended,

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934, as amended

Subject Company: The Ether Machine, Inc.

Commission File No.: 132-02877

As previously disclosed, on July 21, 2025, Dynamix Corporation (“SPAC”) and The Ether Machine, Inc., a Delaware corporation (“Pubco”) entered into a Business Combination Agreement, dated as of July 21, 2025, with ETH SPAC Merger Sub Ltd., a Cayman Islands exempted company, The Ether Reserve LLC, a Delaware limited liability company (the “Company”), Ethos Sub 1, Inc., a Delaware corporation and a wholly owned subsidiary of SPAC (“SPAC Subsidiary A”), Ethos Sub 2, Inc., a Delaware corporation and a wholly owned subsidiary of SPAC Subsidiary A (“SPAC Subsidiary B”), Ethos Sub 3, Inc., a Delaware corporation and a wholly-owned subsidiary of SPAC Subsidiary B, and ETH Partners LLC, a Delaware limited liability company.

The following communications were made by Pubco from its LinkedIn and X accounts on February 12, 2026:

The following communications were made by Pubco from its X account on February 12, 2026:

Ether Machine (ETHM) reposted

Ethereum @ethereum · 23h

Ethereum is for privacy.

> **Web3Privacy Now** @web3privacy · 1d
>
> Published an @ethereum Privacy Ecosystem Mapping research.
>
> Explore current Ethereum Privacy Stack from communities to solutions like @EIP7503 or @RAILGUN_Project fostering onchain privacy.
>
> Read full report: paragraph.com/@web3privacy/e...

ETHEREUM PRIVACY ECOSYSTEM
Advocacy
Apps
Communities
Identity & Governance
Infra
Institutional
Events
Tooling

Ethereum Privacy Ecosystem mapping

Web3Privacy now
17 min read · February 11, 2026

Remix
Support

Teng Yan · Chain of Thought AI
@tengyanAI

X.com

13k AI agents registered on Ethereum in a single day.

ERC-8004 went live on mainnet last week. it gives agents portable identities and a trust layer on-chain.

The surge was mostly coordinated bulk onboarding. Most agents have claimed identities but aren't active yet. That's normal for early infrastructure.

The real signal will be reputation updates climbing. Watching closely. @DavideCrapis

# of Registered Event [ERC-8004] Trustless Agents Register Event
12k
10k
8k
6k
4k
2k
0
Oct 29th
Nov 12th
Nov 26th
Dec 10th
Dec 24th
Jan 7th
Jan 21st
Dune
All
abstract
bnb
base
opbnb
sepolia
flare
arbitrum
polygon
celo
ethereum
@hashed_official

The above-mentioned communication included a link to the following communication:

Today, in partnership with Securitize, we’re excited to announce that BlackRock’s USD Institutional Digital Liquidity Fund (BUIDL) is available to trade via UniswapX. This integration will enable onchain trading of BUIDL, unlocking new liquidity options for BUIDL holders, and helping bridge the gap between traditional finance and DeFi.

Users can access UniswapX liquidity for BUIDL via Securitize today. Read more about the partnership in the press release below, and contact us to talk about how you can bring assets onchain with Uniswap Labs.

Press release below:

Uniswap Labs and Securitize Collaborate to Unlock Liquidity Options for BlackRock’s BUIDL

New integration pairs the efficiencies of Uniswap’s technology with the familiarity of traditional markets, enables near instant liquidity between BUIDL and USDC for investors

New York, NY & Miami, FL — February 11, 2026 — Uniswap Labs, the leader in decentralized finance, and Securitize, the leader in tokenizing real-world assets (RWAs), today announced a strategic integration to make BlackRock USD Institutional Digital Liquidity Fund (BUIDL) shares available to trade via UniswapX technology. This integration will enable on-chain trading of BUIDL, both unlocking new liquidity options for BUIDL holders, and marking a significant step in bridging the gap between traditional finance and DeFi.

“Our mission at Labs is simple: make exchanging value cheaper, faster and more accessible,” said Hayden Adams, Uniswap Labs Founder and CEO. “Enabling BUIDL on UniswapX with BlackRock and Securitize supercharges our mission by creating efficient markets, better liquidity, and faster settlement. I’m excited to see what we build together.”

Securitize Markets will facilitate trading for any BUIDL investor who elects to participate through UniswapX’s RFQ framework. The automated system enables participants to identify the most competitive quote from an ecosystem of whitelisted market participants known as subscribers (including Flowdesk, Tokka Labs, and Wintermute), and settles the trade atomically onchain through immutable smart contracts. All investors utilizing the capability are pre-qualified and whitelisted through Securitize.

"This is the unlock we've been working toward: bringing the trust and regulatory standards of traditional finance to the speed and openness for which DeFi is known," said Carlos Domingo, CEO of Securitize. "For the first time, institutions and whitelisted investors can access technology from a leader in the decentralized finance space to trade tokenized real-world assets like BUIDL with self-custody."

With this integration of UniswapX and Securitize, investors now have the option to access available quotes across the market to swap BUIDL bilaterally with available whitelisted subscribers 24/7, 365 days a year.

“This collaboration with Uniswap Labs alongside Securitize is a notable step in the convergence of tokenized assets with decentralized finance. The integration of BUIDL into UniswapX marks a major leap forward in the interoperability of tokenized USD yield funds with stablecoins,” said Robert Mitchnick, Global Head of Digital Assets at BlackRock.

BlackRock has also made a strategic investment within the Uniswap ecosystem.

Disclosure

BUIDL holders are solely responsible for making their own decision to trade on UniswapX and do so at their own risk. BUIDL holders should review the BUIDL Offering Memorandum disclosure regarding UniswapX prior to making a decision to transact in BUIDL shares through UniswapX via Securitize. Uniswap Labs and Securitize are third party service providers in relation to BUIDL. BlackRock is not providing investment advice nor recommending to holders of BUIDL that they should use UniswapX, and BlackRock makes no assurances about the results that will be obtained thereby, the availability or performance of UniswapX, or liquidity and pricing thereon. BlackRock, in accordance with its own objectives, has made an investment within the Uniswap ecosystem. Any existing investment by BlackRock may be discontinued at any time, in accordance with BlackRock’s own objectives, and in connection with which BlackRock and its affiliates undertake no duty to provide notice of any kind to any person. BlackRock and its affiliates do not recommend, endorse, promote, provide advice or solicit investment as to, or make any representations of any kind whatsoever regarding the Uniswap ecosystem or protocol, Uniswap Labs, Uniswap Foundation, Uniswap DUNI, and/or UNI tokens to (or from) any person and have no responsibility or duty, and disclaim any and all liability, to any person in connection therewith.

About Uniswap Labs:

Uniswap Labs is a core contributor to the Uniswap Protocol – the world’s largest DEX, which has processed over $4 trillion in volume. Uniswap Labs also builds products that help users access the protocol, including the Uniswap Web App, Wallet, and Trading API. In addition, Uniswap Labs is the primary technical provider for Unichain, a DeFi-native Ethereum Layer 2 designed to be the home for liquidity across chains.

About Securitize:

Securitize, the world’s leader in tokenizing real-world assets with $4B+ AUM (as of November 2025), is bringing the world onchain through tokenized funds in partnership with top-tier asset managers, such as Apollo, BlackRock, BNY, Hamilton Lane, KKR, VanEck and others. In the U.S., Securitize operates as a SEC-registered broker dealer, SEC-registered transfer agent, fund administrator, and operator of a SEC-regulated Alternative Trading System (ATS). In Europe, Securitize is fully authorized as an Investment Firm and a Trading & Settlement System (TSS) under the EU DLT Pilot Regime, making it the only company licensed to operate regulated digital-securities infrastructure across both the U.S. and EU. Securitize has also been recognized as a 2025 Forbes Top 50 Fintech company.

For more information, please visit:

Website | X/Twitter | LinkedIn

About BlackRock:

BlackRock’s purpose is to help more and more people experience financial well-being. As a fiduciary to our clients and a leading financial technology provider, we help millions of people build savings that serve them throughout their lives by making investing easier and more affordable. For additional information on BlackRock, please visit www.blackrock.com/corporate

Media Contacts:

Bridgett Frey

bridgett-frey@uniswap.org

Tom Murphy

tom.murphy@securitize.io

Grace Emery

Grace.Emery@blackrock.com

Ether Machine (ETHM) @TheEther... · 4h

.@RobinhoodApp is doubling down on the future of tokenized stocks on Ethereum.

They're launching their own permissionless L2 "Robinhood Chain", focused on tokenization and 24/7 trading of traditional assets in a compliant way, settling with the decentralized security of Ethereum mainnet.

Testnet live now, mainnet later this year.

The asset is ETH, the yield is Ether Machine, and the ticker is $ETHM

4 2 22 643

Ether Machine (ETHM) @TheEther... · 4h

CoinDesk
ensus
NG
Robinhood (HOOD) starts testing its own blockchain as cr...

The above-mentioned communication included a link to the following article from CoinDesk:

Robinhood starts testing its own blockchain as crypto and tokenization push deepens

The Robinhood Chain, built on Ethereum-based Arbitrum, aims to become key plumbing for around-the-clock trading and plugging tokenized stocks into DeFi.

By Krisztian Sandor, Margaux Nijkerk | Edited by Nikhilesh De

Feb 11, 2026, 1:30 a.m.

What to know:

●	Robinhood has launched a public testnet for Robinhood Chain, an Ethereum-based layer-2 built on Arbitrum, with a broader rollout planned later this year.

●	The firm's blockchain aims to support 24/7 trading and self-custody of tokenized stocks, ETFs and other assets via Robinhood's crypto wallet, while enabling access to DeFi applications on Ethereum.

●	“What we wanted was the security of Ethereum, the liquidity that is available on EVM chains and the Ethereum ecosystem,” said Robinhood Senior Vice President Johann Kerbrat in an interview with CoinDesk.

HONG KONG — Robinhood launched its public testnet for its own Ethereum layer-2 blockchain on Wednesday with plans for broader launch later this year as the brokerage app aims to move more trading activity onchain.

The new network, called Robinhood Chain, is built on Arbitrum and is designed to support tokenized real-world assets, including equities, exchange-traded funds (ETFs) and other assets. Developers will be able to publicly build on the network for the first time after six months of private testing, ahead of a future mainnet launch, the company announced at CoinDesk's Consensus Hong Kong conference.

With the chain, Robinhood aims to allow users to trade 24/7 and self-custody their assets in Robinhood's own crypto wallet. Users will also be able to bridge across different chains and to decentralized finance (DeFi) applications on Ethereum, the company said in a press release.

The timing comes as Ethereum’s core roadmap shifts more attention back to the base layer. Certain upgrades have already lowered transaction costs, and further improvements are expected to continue easing congestion, a development that weakens the case for layer-2s as a pure scaling necessity.

Robinhood’s approach suggests it is already operating under that assumption.

“I think Vitalik [Buterin, the co-founder of Ethereum] was always pretty clear on this, that L2s were not just here to scale Ethereum,” said Johann Kerbrat, Robinhood’s senior vice president and general manager of crypto, in an interview with CoinDesk.

“For us, it was never really about scaling Ethereum or doing faster transactions,” Kerbrat added.

The move builds on Robinhood's earlier steps into tokenization. Last year, the company rolled out token versions of U.S. stocks and ETFs for European users with dividend payments and extended market hours.

Those assets — almost 2,000 stocks and ETFs, according to data by Entropy Advisors on Dune Analytics — were initially issued on Arbitrum. However, the $15 million in total value of the equity tokens Robinhood minted is lagging behind leading issuers xStocks and Ondo Global Markets.

When rollups — ways of processing transactions on layer-2 networks to ease congestion on the base network — first gained traction, they were widely framed as Ethereum’s answer to high fees and limited throughput. As Ethereum's layer-1 capacity improves, that narrative is giving way to a different one: layer-2s as customizable, application-specific environments that can embed features difficult to implement on Ethereum itself.

“What we wanted was the security of Ethereum, the liquidity that is available on EVM chains and the Ethereum ecosystem,” Kerbrat said. “But we were also wanting to have a way to customize the chain and to make it really optimized for traditional assets being tokenized.”

Rather than competing with other high-speed trading-focused rollups, Robinhood Chain is being designed around tokenized equities and other regulated financial products, where compliance requirements vary by jurisdiction.

“The complexity to recreate the entire financial system, and on top of that to bring more things on it, makes it that I think chains are going to specialize,” Kerbrat said. “You’ll see chains that are more specialized for payments, and you’ll see chains like ours that are going to be more specialized around tokenized equity.”

Buterin has recently argued that some rollups may need to accept different decentralization trade-offs, particularly when compliance or real-world assets are involved, a view that has stirred debate across the ecosystem.

For Robinhood, Kerbrat said, that shift does not materially change its strategy.

“It doesn’t really change anything for us,” he said. “We’ve always been building with the idea that there are different compliance requirements based on the jurisdiction, and all these things can be embedded into the chain.”

Robinhood first announced plans for its own blockchain in June 2025, positioning the project as part of a broader push into tokenization and onchain finance. Since then, development has largely taken place out of public view.

With the testnet now live, developers can access network entry points, documentation, and standard Ethereum development tools. Ahead of mainnet, Robinhood plans to expand testnet functionality to include test-only assets, including stock tokens, along with deeper integrations with its wallet and other onchain financial tooling.

The following communications were made by Camilla McFarland, Chief Growth Officer of Pubco, from her X account on February 12, 2026:

Additional Information and Where to Find It

SPAC and Pubco intend to publicly file with the Securities and Exchange Commission (the “SEC”) a Registration Statement on Form S-4 (the “Registration Statement”), which will include a preliminary proxy statement of SPAC and a prospectus of Pubco (the “Proxy Statement/Prospectus”) in connection with the proposed business combination (the “Business Combination”) and the other transaction contemplated by the Business Combination Agreement and/or described in this communication (together with the Business Combination and the private placement investments, the “Proposed Transactions”). The definitive proxy statement and other relevant documents will be mailed to shareholders of SPAC as of a record date to be established for voting on the Business Combination and other matters as described in the Proxy Statement/Prospectus. SPAC and/or Pubco will also file other documents regarding the Proposed Transactions with the SEC. This communication does not contain all of the information that should be considered concerning the Proposed Transactions and is not intended to form the basis of any investment decision or any other decision in respect of the Proposed Transactions. BEFORE MAKING ANY VOTING OR INVESTMENT DECISION, SHAREHOLDERS OF SPAC AND OTHER INTERESTED PARTIES ARE URGED TO READ, WHEN AVAILABLE, THE PRELIMINARY PROXY STATEMENT/PROSPECTUS, AND AMENDMENTS THERETO, AND THE DEFINITIVE PROXY STATEMENT/PROSPECTUS AND ALL OTHER RELEVANT DOCUMENTS FILED OR THAT WILL BE FILED WITH THE SEC IN CONNECTION WITH SPAC’S SOLICITATION OF PROXIES FOR THE EXTRAORDINARY GENERAL MEETING OF ITS SHAREHOLDERS TO BE HELD TO APPROVE THE PROPOSED TRANSACTIONS AND OTHER MATTERS AS DESCRIBED IN THE PROXY STATEMENT/PROSPECTUS BECAUSE THESE DOCUMENTS WILL CONTAIN IMPORTANT INFORMATION ABOUT SPAC, THE COMPANY, PUBCO AND THE PROPOSED TRANSACTIONS. Investors and security holders will also be able to obtain copies of the Registration Statement and the Proxy Statement/Prospectus and all other documents filed or that will be filed with the SEC by SPAC and Pubco, without charge, once available, on the SEC’s website at www.sec.gov or by directing a request to: Dynamix Corp, 1980 Post Oak Blvd., Suite 100, PMB 6373, Houston, TX 77056; e-mail: info@regen.io, or to: The Ether Machine, Inc., 2093 Philadelphia Pike #2640, Claymont, DE 19703, e-mail: dm@etherreserve.com.

NEITHER THE SEC NOR ANY STATE SECURITIES REGULATORY AGENCY HAS APPROVED OR DISAPPROVED THE PROPOSED TRANSACTIONS DESCRIBED HEREIN, PASSED UPON THE MERITS OR FAIRNESS OF THE BUSINESS COMBINATION OR ANY RELATED TRANSACTIONS OR PASSED UPON THE ADEQUACY OR ACCURACY OF THE DISCLOSURE IN THIS COMMUNICATION. ANY REPRESENTATION TO THE CONTRARY CONSTITUTES A CRIMINAL OFFENSE.

The Pubco Class A Stock to be issued by Pubco and the class A units issued and to be issued by the Company, in each case, in connection with the Proposed Transactions, have not been registered under the Securities Act and may not be offered or sold in the United States absent registration or an applicable exemption from the registration requirements of the Securities Act.

Participants in the Solicitation

SPAC, Pubco, the Company and their respective directors and executive officers may be deemed under SEC rules to be participants in the solicitation of proxies from SPAC’s shareholders in connection with the Business Combination. A list of the names of such directors and executive officers, and information regarding their interests in the Business Combination and their ownership of SPAC’s securities are, or will be, contained in SPAC’s filings with the SEC. Additional information regarding the interests of the persons who may, under SEC rules, be deemed participants in the solicitation of proxies of SPAC’s shareholders in connection with the Business Combination, including the names and interests of the Company and Pubco’s directors and executive officers, will be set forth in the Proxy Statement/Prospectus, which is expected to be filed by SPAC and Pubco with the SEC. Investors and security holders may obtain free copies of these documents as described above.

No Offer or Solicitation

This communication is for informational purposes only and is not a proxy statement or solicitation of a proxy, consent or authorization with respect to any securities or in respect of the Proposed Transactions and shall not constitute an offer to sell or exchange, or a solicitation of an offer to buy or exchange the securities of SPAC, the Company or Pubco, or any commodity or instrument or related derivative, nor shall there be any sale of any such securities in any state or jurisdiction in which such offer, solicitation, sale or exchange would be unlawful prior to registration or qualification under the securities laws of such state or jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of the Securities Act or an exemption therefrom. Investors should consult with their counsel as to the applicable requirements for a purchaser to avail itself of any exemption under the Securities Act.

Forward-Looking Statements

This communication contains certain forward-looking statements within the meaning of the U.S. federal securities laws with respect to the Proposed Transactions and the parties thereto, including expectations, hopes, beliefs, intentions, plans, prospects, results or strategies regarding Pubco, the Company, SPAC and the Proposed Transactions and statements regarding the anticipated benefits and timing of completion of the Proposed Transactions, business plans and investment strategies of Pubco, the Company and SPAC, expected use of the cash proceeds of the Proposed Transactions, the Company’s ability to stake and leverage capital markets and other staking operations and participation in restaking, the amount of capital expected to be received in the Proposed Transactions, the assets held by Pubco, Ether’s position as the most productive digital asset, plans to increase yield to investors, any expected growth or opportunities associated with Ether, Pubco’s listing on an applicable securities exchange and the timing of such listing, expectations of Ether to perform as a superior treasury asset, the upside potential and opportunity for investors resulting from any Proposed Transactions, any proposed transaction structures and offering terms and the Company’s and Pubco’s plans for Ether adoption, value creation, investor benefits and strategic advantages. These forward-looking statements generally are identified by the words “believe,” “project,” “expect,” “anticipate,” “estimate,” “intend,” “strategy,” “future,” “opportunity,” “potential,” “plan,” “may,” “should,” “will,” “would,” “will be,” “will continue,” “will likely result,” and similar expressions.

These are subject to various risks and uncertainties, including regulatory review, Ethereum protocol developments, market dynamics, the risk that the Proposed Transactions may not be completed in a timely manner or at all, failure for any condition to closing of the Business Combination to be met, the risk that the Business Combination may not be completed by SPAC’s business combination deadline, the failure by the parties to satisfy the conditions to the consummation of the Business Combination, including the approval of SPAC’s shareholders, or the private placement investments, costs related to the Proposed Transactions and as a result of becoming a public company, failure to realize the anticipated benefits of the Proposed Transactions, the level of redemptions of SPAC’s public shareholders which may reduce the public float of, reduce the liquidity of the trading market of, and/or maintain the quotation, listing, or trading of the Class A shares of SPAC or the shares of Pubco Class A Stock, the lack of a third-party fairness opinion in determining whether or not to pursue the Business Combination, the failure of Pubco to obtain or maintain the listing of its securities any stock exchange on which Pubco Class A Stock will be listed after closing of the Business Combination, changes in business, market, financial, political and regulatory conditions, risks relating to Pubco’s anticipated operations and business, including the highly volatile nature of the price of Ether, the risk that Pubco’s stock price will be highly correlated to the price of Ether and the price of Ether may decrease between the signing of the definitive documents for the Proposed Transactions and the closing of the Proposed Transactions or at any time after the closing of the Proposed Transactions, risks related to increased competition in the industries in which Pubco will operate, risks relating to significant legal, commercial, regulatory and technical uncertainty regarding Ether, risks relating to the treatment of crypto assets for U.S. and foreign tax purposes, challenges in implementing its business plan including Ether-related financial and advisory services, due to operational challenges, significant competition and regulation, being considered to be a “shell company” by any stock exchange on which the Pubco Class A Stock will be listed or by the SEC, which may impact the ability to list Pubco’s Class A Stock and restrict reliance on certain rules or forms in connection with the offering, sale or resale of securities, the outcome of any potential legal proceedings that may be instituted against the Company, SPAC, Pubco or others following announcement of the Business Combination and those risk factors discussed in documents of the Company, Pubco, or SPAC filed, or to be filed, with the SEC.

The foregoing list of risk factors is not exhaustive. You should carefully consider the foregoing factors and the other risks and uncertainties described in the “Risk Factors” section of the final prospectus of SPAC dated as of November 20, 2024 and filed by SPAC with the SEC on November 21, 2024, SPAC’s Quarterly Reports on Form 10-Q, SPAC’s Annual Report on Form 10-K filed with the SEC on March 20, 2025 and the registration statement on Form S-4 and proxy statement/prospectus that will be filed by Pubco and SPAC, and other documents filed by SPAC and Pubco from time to time with the SEC, as well as the list of risk factors included herein. These filings do or will identify and address other important risks and uncertainties that could cause actual results to differ materially from those contained in the forward-looking statements. Additional risks and uncertainties not currently known or that are currently deemed immaterial may also cause actual results to differ materially from those expressed or implied by such forward-looking statements. Readers are cautioned not to put undue reliance on forward-looking statements, and none of the parties or any of their representatives assumes any obligation and do not intend to update or revise these forward-looking statements, each of which are made only as of the date of this communication.

15